Exhibit (a)(5)(K)

Dear [name],

I am reaching out to you regarding Nano Dimension’s (Nasdaq:NNDM) special tender offer to acquire shares of Stratasys (Nasdaq:SSYS) for $18.00 per share in cash, which provides a certain, near-term value at a 39% premium to the unaffected 60-day VWAP. We are reaching out to you on behalf of Nano Dimension as [recipient’s firm] is a material shareholder in Stratasys.

Nano Dimension’s management remains committed to personally engaging with shareholders and addressing shareholders’ questions about Nano’s special tender offer and its long-term strategy to deliver value to Stratasys shareholders. Please let me know if you’d like the opportunity to discuss with Nano Dimension’s management in further detail.

In addition, I would like to update you on an announcement that Nano made [today]: Nano has requested that the Stratasys Board call an Extraordinary General Meeting for the purpose of removing the majority of the Stratasys Board of Directors and replacing them with highly qualified nominees proposed by Nano.

As a reminder, Nano’s $18.00 per share special tender offer provides certain, near-term, and all-cash premium. Stratasys shareholders have until 11:59 P.M. EST on June 26th, 2023, to tender their shares.

For explanation on how to tender, contact our Information Agent, Georgeson, toll-free at (877) 668-1646. For more information visit www.StratasysValueNow.com

Regards,
[sender’s name]

Important Information About the Special Tender Offer

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of Stratasys or any other securities, nor is it a substitute for the tender offer materials described herein. A tender offer statement on Schedule TO, including an offer to purchase, a related letter of transmittal and other tender offer documents, was filed with the SEC by Nano Dimension on May 25, 2023, as subsequently amended. Stratasys filed with the SEC a solicitation/recommendation statement on Schedule 14D-9, as required by the tender offer rules, on May 30, 2023, as subsequently amended.

INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ BOTH THE TENDER OFFER MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES.

Investors and security holders may obtain a free copy of the offer to purchase, the related letter of transmittal, certain other tender offer documents and the solicitation/recommendation Statement and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to Georgeson LLC, the information agent for the tender offer, named in the tender offer statement. In addition, Stratasys files annual reports, interim financial statements and other information, and Nano Dimension files annual reports, interim financial statements and other information with the SEC, which are available to the public at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Stratasys may be obtained at no charge on the investor relations page of Stratasys’ website at www.stratasys.com. Copies of the documents filed with the SEC by Nano Dimension may be obtained at no charge on the investor relations page of Nano Dimension’s website at www.nano-di.com.